Lane Co #3, Inc.

333 Sandy Springs Circle
Suite 230
Atlanta, GA 30328

October 13, 2009

Mr. Raj Rajan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Lane Co. #3, Inc. Form 8-K Filed September 21, 2009 Response letter dated September 23, 2009 File No. 000-51675

Dear Mr. Rajan:

On behalf of Lane Co. # 3, Inc., a Delaware corporation (“Lane Co”), we hereby file through EDGAR this letter to the Staff which indicates our responses to the Staff’s comments in its letter dated September 23, 2009 related to our information filing on Form 8-K regarding the resignation of Lane Co’s auditors.

As discussed with the Staff this afternoon, Lane Co has filed Form 8-K/A on October 13, 2009 responding to the Staff’s comments per their letter dated September 23, 2009. Lane Co has included the wording below in Item 4.01 as the third paragraph. Additionally, Lane Co has revised Exhibit 16.1 i.e. Letter from Conner & Associates, PC to the SEC dated October 12, 2009.

In Conner & Associates PC’s 2007 and 2008 audit reports for the Company’s financial statements for the fiscal years ended September 30, 2007 and 2008, respectively, Conner & Associates PC expressed its doubt as to the Company’s ability to continue as a going concern. In the 2007 and 2008 audit reports, which were included in the Company’s 10-K’s for the fiscal years ended September 30, 2007 and 2008, respectively, Conner & Associates, PC stated that such doubt was based on the fact that the Company is in the development stage and has not commenced operations; and that its ability to continue as a going concern is dependent on the Company’s ability to develop additional sources of capital, locate and complete a merger with another company and ultimately achieve profitable operations. Other than the foregoing qualification, Conner & Associates, PC’s 2007 and 2008 audit reports did not contain an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

SEC Correspondence
Page 1 of 2.

Lane Co #3, Inc.

Furthermore, Lane Co acknowledges that;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any further questions regarding Form 8-K/A filed on October 13, 2009 or the foregoing, please do not hesitate to contact me at the address above or by telephone at (678) 595-3068.

Sincerely,
Lane Co. #3, Inc.
/s/ Fred A. Brasch
Fred A. Brasch, Chief Financial Officer

cc:           John D. Lane, President and Director, Lane Co. #3, Inc.
cc:           David A. Rapaport, EVP and Director, Lane Co. #3, Inc.

SEC Correspondence
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